UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      November 30, 2005

Mr. Boris Cherdabayev
Gateway Enterprises, Inc.
BMB Munai, Inc.
3230 East Flamingo Road, Suite 156
Las Vegas, Nevada 89121


      Re:	BMB Munai, Inc.
		Registration Statement on Form SB-2
      Filed October 21, 2005
		File No. 333-129199

		Form 10-KSB/A for the year ended March 31, 2004
		Filed October 5, 2005
		File No. 000-28638

Dear Mr. Cherdabayev:

      We have reviewed your filing and have the following
engineering
comments.    Where indicated, we think you should revise your
document
in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







SB-2 filed on October 21, 2005

Summary Historical Reserve and Operating Data, page 4

1. Please remove the dollar signs under the production information for each period shown here and on page 33.

Risk Factors, page 5

	A substantial or extended decline in oil and natural gas
prices....., page 6

2. Please include in this risk factor the fact that you currently receive materially lower prices than world market prices for crude oil and your gas price is substantially lower than that received in North
America.

3. Please include a risk factor that states under the terms of your current exploration contract you only have the right to produce until the year 2007 and that 94% of your proved reserves are scheduled to be produced after 2007. There is no guarantee whether the current license will be extended or a new commercial exploration and production contract will be granted.

Business and Properties, page 28

	Oil and Natural Gas Reserves, page 30

4. You state that Chapman Engineering used oil and natural gas prices
in effect during March 31, 2005 which you disclosed was $15.17 for the
year ended March 31, 2005.   However, the reserve report uses an
oil
price of approximately $21.00 per barrel which is 38% higher than the
price you disclose in the filing.   Please explain this to us.

Production, page 31

5. You state that you produced no natural gas during the month of August 2005, however, you disclose 41.7 BCF of proved gas reserves.
Please explain this to us.

Recent Developments, page 34

6. You indicate that you have tested several wells such as the Dolinnoe 2 and Emir 1 wells in June 2005. Please disclose the results of this testing and if you think it is representative of the wells` long term production trends. Along bring this production up to date as possible.


Our Properties, page 36

7. You disclose that you own a 100% interest in a production license and the current royalty rate is 2%. You further disclose that when a commercial license is negotiated royalty rates can range from 2% to
6%. This would appear to give you a 94 to 98% net interest. However, we are not aware of any production contracts that are so beneficial to the grantee of the license. Disclose whether at any time the government has an option to participate or increase their net interest in the subject reserves. Provide us a copy of this contract or revise your document to make any corrections necessary in this disclosure. We may have further comments.

8. Please revise your filing to give the results of the well work you disclose such as the re-entering well in the Akaaz, Emir and Dolinnoe fields and the two new wells drilled in the Dolinnoe field.

9. Tell us if you are the operator of all of your oil and gas properties.

Title to Properties, page 39

10. You state that you believe you have satisfactory title to all our properties. As we understand you have an interest in a license to use subsurface mineral resources and a hydrocarbon exploration contract.
However, this does not imply you have title to or ownership in any reserves but only a contractual right to explore and produce. Please clarify your document as necessary.

Results of Operations, page 42

	Costs and Operating Expense, page 44

11. You state that you incurred $206,929 in "selling expenses" during the fiscal year ended March 31, 2005 but these costs were not included as operating costs. Please explain to us what this is.

Revenue and Production, page 46

12. As you produced 41,456 barrels of oil for the three months ended
June 30, 2005 and derived revenues of $662,637 in the same period it
would appear that your average oil price was $15.98 per barrel and not
$17.98 as you disclose.  Also for the three months ended June 30,
2004
it appears the average oil price should be $10.43 per barrel. Please revise your document or explain to us why it is not necessary.



Notes to the Consolidated Financial Statements, page F-7

	Long Term Liabilities, page F-16

13. Tell us who PGS Reservoir Consultants are and the services they provide to you.

Supplementary Financial Information on Oil and Natural Gas
Exploration
Development and Production Activities (unaudited), page F-23

14. Tell us why if you had 41.7 BCF of proved developed gas
reserves,
you had no gas production during FY 2005.   Unless you can show
evidence of long term gas contracts or a robust spot market we do not believe the gas reserves can be classified as proved. Tell us the source of the $0.50 per Mcf gas price used by the consultant in his reserve report.

15. It appears from your oil production during FY 2005 it will take
198 years to produce just your developed oil reserves and 33 years to produce the proved producing reserves assuming oil production does not change. As all production will decline over time explain to us how this amount of developed reserves meets the requirements of reasonable certainty to be produced under Rule 4-10(a) of Regulation S-X.

16. There are several material differences between the undiscounted and discounted before and after tax cash flow numbers in the reserve report compared to the SMOG numbers in the filing. Please explain.



Reserve Report as of April 1, 2005

17. We note for the proved developed consolidation of the 5 wells on the ADE Block you have assumed production will increase from 874.4 barrels of oil per day to 1,887.5 barrels of oil per day. Tell us what the current production from these wells are and the basis of assuming production from the existing wells will more than double in
2006.

18. You have estimated each of these proved developed wells to have proved reserves of over 2.7 million barrels per well. Tell us how you arrived at this estimate and why it meets the requirements of reasonable certainty under Rule 4-10(a) of Regulation S-X.

19. We note that the decline rate of the Aksaz 1, 4 and the two proved undeveloped wells are estimated to be 2.0% per year. Tell us how you arrived at this estimated decline rate. We also note a very modest rise in the GOR over time for these wells. Tell us how you estimated this.

20. Tell us the reason you make capital investments of $2 million in
2005 and $3,500 million in 2006 for the proved developed reserves in the ADE Block.

21. You cannot reduce the fixed costs after five years based only on
an assumption that operations will "reach stability" by then.   If
costs are fixed, then it can not be assumed that they will be materially lower at some point in the future. We are not clear on how fixed costs could change so dramatically but if these costs actually are materially reduced at sometime in the future, then at that time you may use lower costs in the reserve estimates. Until then please revise your estimate based on current fixed costs being held constant as required by Rule 4-10(a) of Regulation S-X.

22. It is not appropriate to not attribute some general administration costs to the field operations. Please revise your estimate to incorporate these into your reserve estimate.

23. Provide us with the oil gravity and the reasons 80 and 160 acres and 30% are reasonably certain for the drainage area and the recovery factor for these wells. We do not feel that only anecdotal evidence about recovery efficiency is sufficient for proved reserves. Tell us the reservoir drive mechanism you assumed and the bubble point pressure of each of the reservoirs. Tell us the reason for assuming the gas-oil ratio will remain relatively stable over the productive life of the reservoir.

24. Tell us if you have core data and what that information is.
Tell
us the permeability values for the reservoirs in each field.

25. Tell us if you limited proved reserves to lowest and highest known oil by well penetration.

26. Tell us the total life of the proved reserves for each reservoir.

27. We note the Dolinnoe #1 well has declined at an approximate rate of 40% per year in 2004 and 2005. Therefore, it appears that your forecasted rates and decline rate cannot be supported. Please revise the reserves based on the actual performance to date.

28. For the Emir proved undeveloped wells it is not appropriate to assume productive rates 3 times higher than the rates actually seen in the Emir #1 well. Please revise your estimates accordingly.

29. It is not clear to us why 2 offset PUD Emir wells will have more than 5 times the reserves of the proved developed well. If this is due only to the initial higher production rates assigned to these wells, then the reserves should be reduced as the rates are reduced based on the comment above. If there are other reasons for these higher reserves please indicate them to us or alternatively reduce the reserves.

30. Tell us if you attribute proved reserves to the Lower Triassic interval in any of the three fields on the ADE Block. If so, tell us
which ones.   Tell us if the Lower Triassic has been production
flow
tested in any of the fields. If so, tell us the fields it was tested in and the results.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 for legal issues or if you have petroleum engineering questions please call James Murphy (202) - 551-3703 or in their absence, the undersigned, at (202) 551-3740.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	R. Poulton
      C. Moncada-Terry
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Gateway Enterprises, Inc.
BMB Munai, Inc.
November 30, 2005
Page 2